Exhibit 99.1

Li Auto Inc. Unveils Li L8, Its Six-Seat, Large Premium Smart SUV for Families, and Li L7, Its Five-Seat, Large Flagship Smart SUV for Families

September 30, 2022

BEIJING, China, September 30, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today held its product launch event online, and unveiled Li L8, a six-seat, large premium smart SUV for families, and Li L7, a five-seat, large flagship smart SUV for families. The Company also announced that the deliveries of Li L9 have exceeded 10,000 units in September. Both Li L8 and Li L7 are available in two trim levels, Pro and Max, to provide users with flexible choices of smartness. With over 100 features in their standard configurations for comfort, sumptuousness, safety, and smartness, among others, Li L8 and Li L7 are well-positioned to emerge as the top choices of six-seat and five-seat SUVs priced below RMB400,000, respectively.

Both Li L8 and Li L7 employ the Company’s new generation all-wheel drive range extension system, supporting a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Meanwhile, they come standard with Li Magic Carpet air suspension to deliver a smooth handling and riding experience.

With the Company’s full-stack self-developed autonomous driving systems and top-notch vehicle safety measures, Li L8 and Li L7 are built to protect every family passenger. Both models' Pro trim level is equipped with Li AD Pro autonomous driving system, which is the first mass-produced autonomous driving system in the world powered by the Chinese-made Horizon Robotics Journey 5 chip, with 128 TOPS of computing power. Li L8 and Li L7's Max trim level comes standard with Li AD Max autonomous driving system, powered by dual Orin-X chips with 508 TOPS of computing power, enabling real-time, efficient processing of fusion signals from high-definition cameras, LiDAR, millimeter wave radar, and ultrasonic sensors.

The innovative smart space system brings a new level of driving and entertainment experience to smart electric vehicles. Powered by a Qualcomm Snapdragon automotive-grade 8155 chip, the smart space Pro ("SS Pro") system for Li L8 and Li L7’s Pro trim level features dual 15.7-inch 3K resolution LCD screens and 19 speakers combined with 7.3.4 surround sound system, offering a supreme sound experience. The smart space Max ("SS Max") system utilized in both models’ Max trim level is powered by two Qualcomm Snapdragon automotive-grade 8155 chips, and boasts three 15.7-inch LCD screens, 21 speakers, 7.3.4 surround sound system and 3D ToF transmitters to deliver the ultimate entertainment experience to passengers.

A large, spacious interior offers superior home-like comfort while riding. Li L8 has a length of 5,080 millimeters, width of 1,995 millimeters, height of 1,800 millimeters, and wheelbase of 3,005 millimeters, with its class-leading passenger space and storage space. With a length of 5,050 millimeters, width of 1,995 millimeters, height of 1,750 millimeters, and wheelbase of 3,005 millimeters, Li L7 boasts exceptional interior space and size among five-seat, large premium SUVs.

The retail prices for Li L8 Pro and Li L8 Max are RMB359,800 and RMB399,800; and for Li L7 Pro and Li L7 Max are RMB339,800 and RMB379,800.

Li L8 and Li L7 are both open for reservations today. Li L8 showroom models will arrive at Li Auto retail stores starting on October 1 with delivery to commence in early November. The delivery of Li L7 will commence in the first quarter of 2023.

Please further refer to below for detailed product descriptions of Li L8 and Li L7.

Li L8

Featuring a classic six-seat, large SUV space and design inherited from Li ONE, Li L8 is a successor to Li ONE with a deluxe six-seat interior for family users. With new generation all-wheel drive range extension system and the Li Magic Carpet air suspension in its standard configurations, Li L8 provides superior driving and riding comfort. It boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Equipped with the Company’s full-stack self-developed autonomous driving systems and top-notch vehicle safety measures, Li L8 is built to protect every family passenger. Li L8’s innovative smart space system brings a new level of driving and entertainment experience to smart electric vehicles. The model is available in two trim levels, Li L8 Pro and Li L8 Max, providing users with flexible choices of smartness.

New Generation All-wheel Drive Range Extension System in Standard Configurations

Li L8’s range extension system is powered by the Company's self-developed and self-manufactured 1.5-liter, four-cylinder, turbo-charged engine, achieving fuel consumption of 5.9 liters per 100 kilometers under the CLTC standard operating conditions. Combined with a 42.8 kilowatt-hour battery, it supports a CLTC range of 1,315 kilometers, and a WLTC range of 1,100 kilometers. Under the EV mode, Li L8 has a CLTC range of 210 kilometers and a WLTC range of 175 kilometers. Li L8’s dual-motor, all-wheel drive system composed of a five-in-one front drive unit and a three-in-one rear drive unit enables 0-100 km/h acceleration in 5.5 seconds.

Additionally, Li L8 can supply power for external use through its range extension system. With an interior 1,100 watt, standard 220-volt power outlet and an exterior 3,500 watt power outlet, Li L8 can transform into an energy hub, allowing the same freedom of electricity use one enjoys at home.

Li Magic Carpet Air Suspension in Standard Configurations

As a large premium smart SUV for families, Li L8 adopts Li Magic Carpet air suspension, a feature typically found in vehicles priced above RMB1,000,000, making it available to more families. Its double-wishbone front suspension and five-link rear suspension, working in tandem with smart air springs and a continuous damping control (CDC) system that responds in milliseconds, empower outstanding handling and riding comfort.

Autonomous Driving System in Standard Configurations

Li L8 Pro comes standard with Li AD Pro autonomous driving system and will be the first model in the world equipped with the Chinese-made Horizon Robotics Journey 5 chip for autonomous driving, with 128 TOPS of computing power.

Li L8 Max comes standard with Li AD Max autonomous driving system, powered by dual Orin-X chips with 508 TOPS of computing power, enabling real-time, efficient processing of fusion signals from high-definition cameras, LiDAR, millimeter wave radar, and ultrasonic sensors. The dual processors provide fallback redundancies for each other, ensuring a more stable operation of the autonomous driving system.

Smart Space for the Entire Family

Li L8 is equipped with a 13.35-inch head-up display, or HUD, and a Mini LED interactive safe driving screen in its standard configurations. With key driving information projected onto the front windshield through the HUD, Li L8 offers enhanced driving safety by keeping the driver’s sightline on the road. The interactive safe driving screen, which is located above the steering wheel, adopts Mini LED and multi-touch technology, enabling easier interactions supported by a clear display of necessary driving information and touch control.

Building on the four-screen interactive in-car system inherited from Li ONE, Li L8 Pro improves further. It employs SS Pro system that features dual 15.7-inch 3K resolution LCD screens supporting projection via Type-C cable and 19 speakers combined with 7.3.4 surround sound system offering a supreme sound experience. Meanwhile, Li L8 Pro adopts a Qualcomm Snapdragon automotive-grade 8155 chip, ensuring smooth interactions and speedy responses.

Li L8 Max utilizes SS Max system that boasts three 15.7-inch LCD screens, 21 speakers, 7.3.4 surround sound system and 3D ToF transmitters. Through its five-screen 3D interactive in-car system, it delivers the ultimate entertainment experience to passengers seated in all three rows. Moreover, it is equipped with two Qualcomm Snapdragon automotive-grade 8155 chips, which provide formidable computing power for driving, AI, software, and entertainment. The in-car entertainment system can also be directly connected to Switch and AR glasses to empower a whole new audio-visual experience for users.

Class-leading Interior Space

Li L8 has a length of 5,080 millimeters, width of 1,995 millimeters, height of 1,800 millimeters, and wheelbase of 3,005 millimeters. It also has an over 180-millimeter-wide aisle through the second row at its narrowest point, enabling users to easily access to the third row. Li L8 inherited Li ONE’s classic design, including its halo LED headlight and taillight, and side body curvature.

Over 100 Features in Standard Configurations

Li L8's seats in all three rows are equipped with electric seat adjustment and seat heating functions. Its first- and second-row seats also feature seat ventilation, lumbar massage, and luxurious, comfortable neck pillows. Furthermore, the fully electric steering column and comfort access memory seats can provide the driver an easier entry and exit experience. Li L8’s seats utilize 3D comfort foam cushion and Nappa leather upholstery, with an ergonomic seat contour developed specifically for Chinese consumers, making Li L8’s seats an ideal fit for them.

In addition, Li L8 boasts a panoramic roof with electric shade, 256-color ambient lights, three-zone fresh air conditioning, soft-close doors, dual-pane thermal insulation and acoustic glass for windows and panoramic roof, and much more. A total of over 100 premium features come standard, providing all-around comfort for every passenger.

Li L7

Li L7 is a five-seat, large flagship smart SUV built specifically for Chinese families, with one of the most spacious second-row seats in its class. It adopts the same all-wheel drive range extension system and Li Magic Carpet air suspension equipped in Li L9 and Li L8. Li L7 is available in two trim levels, Li L7 Pro and Li L7 Max, which are respectively equipped with Li AD Pro and Li AD Max autonomous driving systems as well as SS Pro and SS Max systems, providing users with flexible choices of smartness.

Flagship Vehicle Size

As Li Auto’s first five-seat, large flagship SUV, Li L7 has a length of 5,050 millimeters, width of 1,995 millimeters, height of 1,750 millimeters, and wheelbase of 3,005 millimeters, boasting exceptional size among five-seat, large premium SUVs.

Comfortable Interior Space, Unparalleled in Its Class

With second-row leg room reaching 1,160 millimeters at its maximum and a trunk over one meter deep, Li L7 creates an interior space currently unrivaled in its class. Li L7’s second-row seats support electric seatback adjustment with the maximum recline angle reaching 40 degrees and seat cushion length of 520 millimeters, offering extraordinary riding comfort. Additionally, the right-side second-row seat features electric footrests, providing users with a relaxed, pleasant, and unrestrained riding experience.

The central second-row seat can transform into an oversized premium armrest once folded down, which, together with the soft door armrests, can embrace the entire seat and instantly convert the luxurious and comfortable three-seat sofa into two separate VIP seats. With its 7.3.4 surround sound system, and dual-pane acoustic glass, Li L7 delivers an immersive sound experience to users.

Self-developed Core Technologies

Li L7 also comes standard with the Company's new generation all-wheel drive range extension system and Li Magic Carpet air suspension like Li L8, supporting a CLTC range of 1,315 kilometers, and a WLTC range of 1,100 kilometers. Under the EV mode, Li L7 has a CLTC range of 210 kilometers and a WLTC range of 175 kilometers. Equipped with the Company's full-stack self-developed Li AD Pro and Li AD Max autonomous driving systems as well as SS Pro and SS Max systems, respectively, Li L7 Pro and Li L7 Max provide users with flexible choices of smartness.

All Premium Features in Standard Configurations

As a five-seat, large flagship smart SUV for families, Li L7 offers over 100 flagship features for comfort, sumptuousness, safety, and smartness, among others, in its standard configurations, providing exceptional user experience.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat, full-size flagship smart SUV, Li L8 and Li ONE, both of which are six-seat, large premium smart SUVs, and Li L7, a five-seat, large flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com